EXHIBIT 99.1

Ruanyun Edai Technology Strategic Associate Link Door
Smart Company Signs Saudi Procurement and Service
Agreement for HanLink Chinese Learning Platform

Agreement supports HanLink’s local commercialization in Saudi Arabia, with regional implementation and support services expected to be coordinated through Ruanyun Edai Technology’s Saudi Regional Headquarters

RIYADH, Saudi Arabia, May 21, 2026 (GLOBE NEWSWIRE) -- Link Door Smart Company (“Link Door”), a Saudi-based technology services company and strategic associate of Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun” or the “Company”), today announced that it has entered into a procurement and service agreement with Alfyaseh Trading Est. for the deployment and support of the HanLink Chinese Learning Platform in Saudi Arabia.

Under the agreement, Link Door will provide Alfyaseh Trading Est. with access to the HanLink Chinese Learning Platform, including a one-year, non-exclusive and non-transferable platform license, platform deployment and account activation services, basic operational training for administrators and teachers, technical support and maintenance, system updates, bug fixes, and related functional improvements (the “Transaction”).

HanLink is an AI-assisted Chinese language learning platform developed within the Ruanyun ecosystem. The platform is designed to support Chinese language instruction through digital learning tools, student and teacher portals, administrative dashboards, online classroom functionality, AI-assisted learning features, and learning analytics.

The agreement is intended to support HanLink’s early commercial deployment in Saudi Arabia through a localized channel structure. Link Door is expected to act as a Saudi customer-facing commercialization and services partner for HanLink deployments, while Jiangxi Ruanyun Technology Co., Ltd., the variable interest entity through which Ruanyun conducts certain operations, licenses platform rights to Link Door. Ruanyun’s Saudi Regional Headquarters, operating through Soft Cloud Smart Technology Company, is expected to support Link Door through regional management, implementation assistance, technical support coordination, training support, project management, and related market-development services.

“This agreement represents another step in HanLink’s commercialization pathway in Saudi Arabia,” said Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology Inc. “Saudi Arabia has been an important early market for HanLink, beginning with pilot activities and institutional cooperation frameworks, and now extending into localized commercial deployment through strategic associates such as Link Door. We believe this structure allows HanLink to reach local customers more effectively, while Ruanyun’s Saudi Regional Headquarters supports regional management, implementation, technical coordination, training, and market-development services. As Ruanyun continues its planned transition toward the Formind Group identity, we believe Saudi Arabia and the broader MENA region can become important contributors to our international education technology and institutional support services strategy.”

The agreement follows Ruanyun’s previously announced Saudi market initiatives, including HanLink pilot activities in Saudi Arabia, cooperation involving Prince Sultan University’s Confucius Institute, and the establishment of Ruanyun’s Saudi Regional Headquarters. Ruanyun believes this new agreement reflects continued interest in AI-enabled education tools in Saudi Arabia, particularly in Chinese language learning, teacher support, digital classroom delivery, student engagement, and education-sector technology implementation.

About HanLink

HanLink is an AI-assisted Chinese language learning platform developed within the Ruanyun Edai Technology Inc. ecosystem. The platform is designed to support Chinese language education through digital learning tools, student and teacher portals, AI-assisted learning functions, online classroom capabilities, learning analytics, and related instructional support features.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company listed on the Nasdaq Capital Market under the ticker symbol RYET. Subject to shareholder approval and completion of applicable processes, the Company plans to transition to the Formind Group name as part of its broader global strategy.

Related Party Disclosure

The Company’s entry into the Transaction constitutes a related party transaction. Link Door, a party to the Transaction, is 75% owned by Maggie Fu, Chief Executive Officer of the Company, and 25% owned by Cong Zhao, Chief Technology Officer of the Company.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding the expected deployment, implementation, operation, support, commercialization, and potential expansion of the HanLink Chinese Learning Platform in Saudi Arabia; the expected role of Link Door Smart Company as a Saudi customer-facing commercialization and services partner; the anticipated licensing of HanLink platform rights from the relevant Ruanyun group rights holder; the anticipated role of Ruanyun Edai Technology Inc.’s Saudi Regional Headquarters and Soft Cloud Smart Technology Company in providing regional management, technical support coordination, implementation assistance, training support, project management, and market-development services; potential customer demand for AI-assisted Chinese language learning solutions; potential institutional, education-sector, or MENA-region opportunities; and Ruanyun’s broader global expansion strategy, including its announced transition toward the Formind Group identity.

These forward-looking statements are based on current expectations, estimates, assumptions, plans, and projections and are subject to risks and uncertainties, many of which are beyond the control of Link Door, Ruanyun, and their respective affiliates or associates. Actual results may differ materially from those expressed or implied by such forward-looking statements as a result of various factors, including, but not limited to, the timing and success of platform deployment; customer acceptance and usage of HanLink; the availability and performance of technical, implementation, and support services; the ability of Link Door and Ruanyun-related entities to maintain applicable commercial, licensing, channel, service, and operational arrangements; changes in customer requirements; education-sector procurement processes; regulatory, data protection, cybersecurity, localization, tax, and commercial compliance requirements in Saudi Arabia and other markets; competition in AI education and digital learning platforms; the availability of funding, personnel, and infrastructure needed to support regional growth; and general economic, market, political, regulatory, and business conditions.

The agreement described in this press release represents an initial commercial arrangement and does not guarantee future customer contracts, additional revenue, institutional adoption, broader market deployment, successful expansion in Saudi Arabia or the MENA region, or the achievement of any particular commercial, operational, or financial results. Link Door’s status as a strategic associate of Ruanyun does not, by itself, imply that Link Door is a subsidiary of Ruanyun, that Link Door is consolidated with Ruanyun for accounting purposes, or that any revenue generated by Link Door will be recognized as revenue of Ruanyun. Revenue recognition, if any, will depend on the applicable contractual arrangements, accounting analysis, and relevant reporting requirements.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, neither Link Door nor Ruanyun undertakes any obligation to update or revise any forward-looking statements to reflect future events, new information, changed circumstances, or otherwise.

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